

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Alexander R. Rossi
Chief Executive Officer
LIV Capital Acquisition Corp.
Pedregal No. 24, Piso 6-601
Col. Molino del Rey
México, CDMX, C.P. 11040

> **Re: LIV Capital Acquisition Corp.**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed June 25, 2021**
> **File No. 333-256143**

Dear Mr. Rossi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
Our CEO and Chairman of our board of directors has a personal loan which may become due if the business combination does not close., page 36

1.   Please disclose the counterparty to this loan, if material, in order to provide additional context with regards to any conflicts of interests related to the closing of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 171

2.   Please tell us why adjustments (D) and (E) to accumulated deficit have not been reflected in your pro forma statement of operations for the year ended December 31, 2020. Also, give pro forma effect to the accelerated vesting of RSUs (page F-23) and other share-based issuances as an adjustment to accumulated deficit and reflect this adjustment in your pro forma statement of operations for the year ended December 31, 2020. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

      You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López at (202) 551-3792 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services